Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Lorus Therapeutics Reports Results for Fiscal Year 2008

     TORONTO, July 21 /CNW/ - Lorus Therapeutics Inc. (Lorus), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the year ended May 31, 2008. Unless specified otherwise, all amounts are in Canadian dollars.

     <<
     2008 HIGHLIGHTS

     -   Initiation of GLP toxicology studies for Lorus' lead anticancer small molecule drug LOR-253. The toxicology studies, currently underway, are designed to support the filing of an Investigational New Drug
         (IND) application with the U.S. FDA for LOR-253 to initiate a Phase I clinical study in cancer indications. Lorus intends to submit an IND for LOR-253 by the Q4/2008 or 1Q/2009, following successful completion of the toxicology program in the third quarter of 2008 calendar year.
     -   Announced completion of a proof-of-concept clinical trial in Acute
         Myeloid Leukemia (AML), and expansion of its LOR-2040 development program in this indication, with initiation of a more advanced
         Phase II clinical trial. The proof-of-concept study generated encouraging results demonstrating safety and appropriate dosing of the combination regimen. Notably, promising clinical responses in patients under 60 years of age were obtained which included complete responses in 35% of the 23 patients and significant cytoreduction of leukemic blasts in two others. Moreover, the clinical responses correlated with downregulation of R2, the cellular target of LOR-
         2040, and were further supported by demonstration of intracellular
         LOR-2040 in circulating and bone marrow leukemic cells.
     -   Signed an exclusive multinational license agreement with Zor
         Pharmaceuticals LLC ("ZOR") formed as a subsidiary of Zoticon
         Bioventures Inc. ("Zoticon"), to further develop and commercialize
         Virulizin(R) for human therapeutic applications. ZOR is responsible for the cost of all clinical development, regulatory submissions and commercialization of Virulizin(R) in North and South America, Europe
         and Israel. Under the terms of the licensing agreement, Lorus is entitled to receive payments in excess of US$10 million in upfront and various clinical and regulatory milestones payments as well as royalties that vary from 10-20% depending on sales of Virulizin(R).
         Lorus also received 25% of the initial equity in ZOR. In addition,
         Lorus has entered into a Service Agreement with ZOR to assist in the transfer of knowledge for moving forward with the clinical development program for Virulizin(R).
     -   Commenced a development program aimed at expanding the therapeutic application of its clinical-stage drug LOR-2040 for the treatment of superficial bladder cancer.
     -   Completed a corporate reorganization resulting in approximately
         $6.9 million in additional cash for Lorus without diluting the equity interests of existing securityholders
     -   Announced a rights offering to Lorus shareholders to raise, if fully subscribed, gross proceeds of $7.1 million. Each shareholder will receive one right and 4 rights will entitle the holder to purchase one unit consisting of one common share and 1/2 common share purchase warrant.
     >>

     "We are pleased with the important milestones achieved during fiscal 2008 including the initiation of GLP-toxicology studies for LOR-253; the commencement of a Phase II clinical trial for LOR-2040 in AML; and a key licensing transaction for Virulizin(R)", stated Dr. Aiping Young, President and CEO of Lorus. "In addition to the key scientific milestones achieved during fiscal 2008, we have strengthened our financial position through a
$6.9 million non-dilutive financing by means of corporate reorganization and initiation of a rights offering. The achievements realized this year have resulted in a necessary increase in research and development expenditures, although we expect our overall expenditures to decrease significantly in fiscal 2009".

     FINANCIAL RESULTS

     Due to an increase in research and development activities as described below, loss from operations excluding the gain on sale relating to the arrangement (as discussed below) for the year ended May 31, 2008, increased to
$12.6 million from $9.6 million in the same period last year. On the close of the arrangement, in July 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.3 million resulting in a net loss for the year ended May 31, 2008 of $6.3 million ($0.03 per share).
     Research and development expenses increased to $6.1 million for the year ended May 31, 2008 as compared $3.4 million in the prior year.
     The increase in research and development expenditures in the year ended
May 31, 2008 is due to a significant increase in activity within our LOR-2040 and Small Molecule development programs, in particular, due to the manufacturing cost of LOR-2040 needed to complete the ongoing Phase I and
Phase II clinical studies as well as future potential development initiatives.
Other contributing factors include the initiation of an advanced Phase II clinical trial with LOR-2040 in AML, GLP-toxicology studies with LOR-2040 for the treatment of bladder cancer, and the advancement of our small molecule program into GLP-toxicology studies.
     For the year ended May 31, 2008, general and administrative expense was
$3.9 million compared with $3.8 million in the same period last year. General and administrative expenditures have remained consistent with the prior year.
     The Company utilized cash of $10.2 million in operating activities in the year ended May 31, 2008 compared with $6.3 million during the year ended May
31, 2007 reflecting the increase in research and development activities during the year. At May 31, 2008, Lorus had cash and cash equivalents, short-term investments and marketable securities of $9.4 million compared to
$12.2 million at May 31, 2007. Lorus believes that its current cash and cash equivalents, short-term investments and marketable securities and interest income will be sufficient to carry out the current research and development plans and operations through to the first quarter of fiscal 2010.

     <<
     Lorus Therapeutics Inc.
     Consolidated Statements of Loss (unaudited)

                                                   Years Ended May 31
                                         -------------------------------------
     (Canadian dollars)                        2008         2007         2006
     -------------------------------------------------------------------------
     REVENUE                             $       43   $      107   $       26
     -------------------------------------------------------------------------

     EXPENSES
     Cost of sales                                2           16            3
     Research and development                 6,087        3,384       10,237
     General and administrative               3,888        3,848        4,334
     Stock-based compensation                   719          503        1,205
     Depreciation and amortization of
      fixed assets                              317          402          771
     -------------------------------------------------------------------------
     Operating expenses                      11,013        8,153       16,550
     Interest expense on convertible
      debentures                              1,029        1,050          882
     Accretion in carrying value of
      convertible debentures                  1,045          935          790
     Amortization of deferred financing
      charges                                   131          110           87
     Interest income                           (542)        (503)        (374)
     -------------------------------------------------------------------------
     Loss from operation for the period      12,633        9,638       17,909
     -------------------------------------------------------------------------
     (Gain) on sale of shares                (6,299)
     -------------------------------------------------------------------------
     Net (earnings)/loss and other
      comprehensive income for the
      period                                  6,334        9,638       17,909
     -------------------------------------------------------------------------
     Basic and diluted loss per common
      share                             $      0.03   $     0.05   $     0.10
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Weighted average number of common
      shares outstanding used in the
      calculation of basic and diluted
      loss per share                        215,084      204,860      173,523
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Note re the financial statement information above:

     On July 10, 2007 (the "Arrangement Date"), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly
Lorus Therapeutics Inc., ("Old Lorus"), 6707157 Canada Inc. and Pinnacle
International Lands Inc (the "Arrangement"). As a result of the plan of arrangement and reorganization, among other things, each common share of Old
Lorus was exchanged for one common share of the Company and the assets
(excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the
Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement
Date. Therefore, the Company's operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.
     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200, ext. 490, ir(at)lorusthera.com/
     (LRP LOR.)

CO:  Lorus Therapeutics Inc.

CNW 13:56e 21-JUL-08